SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

HARDINGE INC. RETIREMENT PLAN

ITEM 1. Financial Statements

ITEM 2. Exhibits
23.1 Consent of Independent Auditors

Signatures

HARDINGE INC.
RETIREMENT PLAN

Financial Statements as of
December 31, 2007 and 2006
Together with
Report of Independent Registered
Public Accounting Firm

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the
Hardinge Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co. LLP

Pittsford, New York
June 23, 2008

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
PERRY • GENEVA
SYRACUSE

www.bonadio.com

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
INVESTMENTS, at fair value:		
Cash and cash equivalents	$ 265,378	$ 291,391
Common collective trust	8,170,452	6,849,918
Hardinge Inc. common stock	2,872,904	4,621,841
Mutual funds	27,243,103	23,763,198
	38,551,837	35,526,348
Participant loans	909,747	694,042
Total investments	39,461,584	36,220,390
RECEIVABLES:		
Accrued income	1,123	1,424
Employer contributions	193,562	98,118
Participant contributions	16,107	13,748
Total receivables	210,792	113,290
ACCRUED TRUSTEE FEE	(1,538)	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	39,670,838	36,333,680
ADJUSTMENT TO CONTRACT VALUE FROM FAIR VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(61,821)	65,915
NET ASSETS AVAILABLE FOR BENEFITS	$ 39,609,017	$ 36,399,595

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
Investment income -		
Interest and dividends	$ 1,410,844	$ 1,167,842
Net appreciation in fair value of investments	2,770,782	1,344,150
Participant loan interest	63,221	45,972
Total investment income	4,244,847	2,557,964
Contributions -		
Employer	220,809	114,681
Participant	1,962,592	1,731,019
Rollover	157,190	14,752
Other	25,353	550
Total contributions	2,365,944	1,861,002
Total additions	6,610,791	4,418,966
DEDUCTIONS:		
Benefits paid to participants	(3,380,686)	(2,243,334)
Other	(20,683)	(26,606)
Total deductions	(3,401,369)	(2,269,940)
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	3,209,422	2,149,026
NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	36,399,595	34,250,569
NET ASSETS AVAILABLE FOR BENEFITS - end of year	$ 39,609,017	$ 36,399,595

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. DESCRIPTION OF THE PLAN

The following brief description of the Hardinge Inc. Retirement Plan (the Plan), formerly the Hardinge Inc. Savings Plan, provides only general information. Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Company or the Plan Sponsor). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
All employees are eligible to begin salary deferrals upon employment. Employees hired before March 1, 2004 are not currently eligible for employer matching or non-elective contributions. Employees hired on or after March 1, 2004 are eligible to receive employer matching and non-elective contributions as of the January 1 or July 1 following the completion of one year of service, which includes at least 1,000 hours of service.

Vesting
Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon. Vesting in employer non-elective contributions is based on years of vesting service. Participants vest 20% each year after the second year of vesting service and are fully vested after six years.

Contributions
Participants may make voluntary pre-tax contributions in the form of salary reductions up to 100% of their annual compensation, as defined, subject to certain limitations under the terms of the Plan and Internal Revenue Code (IRC).

The Company matches 25% of the voluntary contributions made by an eligible participant hired on or after March 1, 2004, up to 4% of the participant's current compensation, as defined, for a maximum potential 1% Plan Sponsor contribution. Additionally, the Company makes a non-elective contribution of 4% of the participant's compensation, as defined, for all eligible participants hired on or after March 1, 2004.

Participant Loans
Loans may be made to participants for a minimum of $1,000 and a maximum of $50,000, but no more than 50% of the participant's employee deferral and rollover balances. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan's Loan Committee. Principal and interest are paid through payroll deductions over a term of five years, except for loans used to purchase a participant's principal residence, which may be repaid over a time determined to be reasonable by the Plan's Loan Committee, but no longer than ten years.

1. DESCRIPTION OF THE PLAN (Continued)

Benefit Payments

Upon termination of service, a participant may elect to leave his or her funds in the Plan, receive a lump-sum amount equal to the value of the account, or rollover their funds into another plan in accordance with Plan provisions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States.

As required by generally accepted accounting principles, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by generally accepted accounting principles, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value, using quoted market values of the investments on the last business day of the plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. is stated at the last reported sales price on the last business day of the plan year at December 31, 2007 and 2006. Participant loans are valued at their outstanding balance which approximates fair value. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Purchases, sales, and interest income are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds. These money market funds are not federally insured. The Plan has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Administrative Expenses
The Company has elected to pay certain administrative expenses of the Plan and, if not paid by the Company, these will be paid by the Plan.

Benefit Payments
Benefit payments are recorded when paid.

Forfeitures
Forfeitures of employer non-elective contributions are used to reduce future employer contributions. There were $13,256 in forfeitures used to reduce employer contributions in 2007. There were no forfeitures used to reduce employer contributions in 2006.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

3. INVESTMENTS

The following investments represented 5% or more of the Plan's net assets available for benefits at December 31:

	2007	2006
Vanguard 500 Index Inv Fund	$ 7,576,227	$ 7,539,126
Vanguard Retirement Savings Trust	8,170,452	6,849,918
Hardinge Inc. Common Stock	2,872,904	4,621,841
Vanguard Target Retirement 2015	3,444,290	2,660,582
Vanguard Int'l Growth Fund	3,168,669	2,609,837
Vanguard Wellington Inv Fund	2,588,982	2,417,550
Other investments, individually less than 5%	11,640,060	9,521,536
	$ 39,461,584	$ 36,220,390

See Note 4 for detail of above investments that are nonparticipant-directed.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) as follows:

	2007	2006
Hardinge Inc. common stock	$ 1,717,611	$ (745,350)
Mutual funds	1,053,171	2,089,500
	$ 2,770,782	$ 1,344,150

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The following provides information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments.

	December 31,	
	2007	2006
Net assets:		
Hardinge Inc. common stock	$ -	$ -
Mutual funds	-	-
	$ -	$ -

	Year ended December 31,	
	2007	2006
Change in net assets:		
Earnings	$ -	$ -
Transfer to participant-directed investments	-	(2,815,821)
Vested shares paid and cash withdrawals	-	-
Other	-	-
	$ -	$ (2,815,821)

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2000 that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions set forth by ERISA. In the event of Plan termination, all participants will become 100% vested in their accounts and their accounts will be paid to them as provided by the plan document.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2007	2006
Net assets available for benefits per the financial statements	$ 39,609,017	$ 36,399,595
Deemed distributions of participant loans	-	(511)
Net assets available for benefits per the Form 5500	$ 39,609,017	$ 36,399,084

The following is a reconciliation of total deductions per the financial statements to Form 5500 for the year ended December 31:

	2007	2006
Total deductions per the financial statements	$ 3,401,369	$ 2,269,940
Add: Deemed distributions of participant loans	(511)	(1,457)
Total expenses per the Form 5500	$ 3,400,858	$ 2,268,483

Certain deemed distributions of participant loans are recorded as expenses on the Form 5500, but are participant loans for financial statement purposes.

8. PARTY-IN-INTEREST TRANSACTIONS

Vanguard Fiduciary Trust Company (Vanguard) and Chemung Canal Trust Company (Chemung) are the trustees of the Plan. The Company is the Plan sponsor. As such, transactions between Vanguard, Chemung, and the Company and the Plan qualify as party-in-interest transactions. Additionally, participant loans are party-in-interest transactions.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

Schedule I

HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200
PLAN NUMBER 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	CASH AND CASH EQUIVALENTS			
	Federated Prime Obligation Fund	Money Market Fund (224,209 units)	$ -	$ 265,378
	COMMON COLLECTIVE TRUST:			
*	Vanguard Retirement Savings Trust	Common Collective Trust (8,108,631 units)	-	8,170,452
	HARDINGE INC. COMMON STOCK:			
*	Hardinge Inc.	3,916 shares of common stock	-	53,545
*	Hardinge Stock Fund	168,019 units	-	2,819,359
			-	2,872,904
	MUTUAL FUNDS:			
	Brandywine Fund	Mutual Fund (1,758 units)	-	64,319
	Royce Total Return Fund-Financial Intermediary Shares	Mutual Fund (4,739 units)	-	60,758
	T. Rowe Price Equity Income Fund Advisor Class	Mutual Fund (14,592 units)	-	409,170
	Turner Funds: Turner Midcap Growth Fund; Class I Shares	Mutual Fund (44,454 units)	-	1,615,909
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund (56,058 units)	-	7,576,227
*	Vanguard Explorer Fund	Mutual Fund (906 units)	-	64,478
*	Vanguard Growth Equity Fund	Mutual Fund (28,150 units)	-	380,868
*	Vanguard International Growth Fund	Mutual Fund (127,666 units)	-	3,168,669
*	Vanguard Index Trust 500	Mutual Fund (408 units)	-	55,185
*	Vanguard Mid-Cap Index Fund	Mutual Fund (17,661 units)	-	365,585
*	Vanguard Selected Value Fund	Mutual Fund (22,363 units)	-	426,906
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund (52,654 units)	-	1,715,473
*	Vanguard Target Retirement 2005 Fund	Mutual Fund (33,123 units)	-	398,133
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (263,728 units)	-	3,444,290
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (125,252 units)	-	1,718,453
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (28,224 units)	-	412,642
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (19,051 units)	-	287,475
*	Vanguard Target Retirement Income	Mutual Fund (10,676 units)	-	118,820
*	Vanguard Total Bond Market Index Fund	Mutual Fund (176,080 units)	-	1,788,973
*	Vanguard Total International Stock Index Fund	Mutual Fund (29,250 units)	-	581,788
*	Vanguard Wellington Fund Investor Shares	Mutual Fund (79,368 units)	-	2,588,982
			-	27,243,103
	PARTICIPANT LOANS:			
*	Participant loans	Interest Rate Range 5.0% - 9.25%	-	909,747
			$ -	$ 39,461,584

* Denotes party-in-interest
** Cost omitted as these investments are participant directed

The accompanying notes are an integral part of this schedule.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the
Hardinge Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Retirement Plan of our report dated June 23, 2008 with respect to the financial statements and supplemental schedules of the Hardinge Inc. Retirement Plan included in the Annual Report (Form 11-K) for the years ended December 31, 2007 and 2006.

Bonadio & Co. LLP

Pittsford, New York
June 23, 2008

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

June 30, 2008
Date

By: [signature]
Thomas Mitchell
Member
Hardinge Inc. Retirement Plan Committee

END